FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX, MATERIAL FACT

CASH TENDER OFFER FOR SHARES OF EMBRATEL

Mexico City, July 24, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) (TELMEX), as controlling shareholder of Embratel Participações S.A. ("EMBRAPAR"), in reference to the request for registration of a tender offer for cancellation of the registration of EMBRAPAR as a public company through TELMEX's wholly owned subsidiary Telmex Solutions Telecomunicações Ltda. ("Telmex Solutions") and with the intermediation of UNIBANCO - União de Bancos Brasileiros S.A., announced through the Material Fact dated May 8, 2006 ("Tender Offer"), announces to the public that the Brazilian Securities and Exchange Commission ("CVM") has determined that the registration of the Tender Offer will be conditioned upon the receipt of a favorable opinion of Agência Nacional de Telecomunicações - ANATEL ("ANATEL").

CVM has also given TELMEX the option to convert the Tender Offer into a voluntary tender offer under different procedures ("Voluntary Tender Offer"), which would not be conditioned upon the receipt of a favorable opinion of ANATEL. According to CVM's decision, the Voluntary Tender Offer would result in the cancellation of the registration of EMBRAPAR as a public company if (1) a certain level of participation by EMBRAPAR shareholders in the Voluntary Tender Offer were reached and (2) a favorable opinion regarding the cancellation of the registration of EMBRAPAR as a public company were rendered by ANATEL, either before or after the conclusion of the Voluntary Tender Offer.

TELMEX reaffirms its intention to proceed with the registration of the Tender Offer, although it is evaluating the alternative of conducting a Voluntary Tender Offer. In the coming days, Telmex will release a new material fact announcing how it expects to proceed.

Neither TELMEX nor Telmex Solutions has commenced the Tender Offer to which this communication relates, and the Tender Offer is still subject to CVM's approval. Holders of EMBRAPAR's shares and/or American Depositary Shares should read the Tender Offer Statement and the other documents relating to the Tender Offer that are filed with the Securities and Exchange Commission ("SEC") in the United States when they become available, because they will contain important information. A Portuguese translation of these documents will be filed with CVM. This material will also be available free of charge on the SEC's website at www.sec.gov.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with countrywide coverage and presence in Brazil's main metropolitan areas. It also controls TELMEX do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil's leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX, MATERIAL FACT: CASH TENDER OFFER FOR SHARES OF EMBRATEL.